Filed by Marriott Vacations Worldwide Corporation

Pursuant to Rule 425 under the

Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934 as amended

Subject Company:

ILG, Inc.

Commission File No.: 001-34062

MVW Associate FAQs

1.	What was announced today?

•	Today we announced that MVW will acquire ILG in a cash and stock transaction with an implied equity value of approximately $4.7 billion.

•	The acquisition will create a leading global provider of premier vacation experiences. We believe that bringing together MVW and ILG will be a major win for all our stakeholders, including our Owners, Members, guests, shareholders and you, our valued associates.

2.	When will the acquisition close?

•	We expect the transaction to close in the second half of 2018. Until then, MVW and ILG will continue to be separate companies, and it is business as usual.

3.	Who is ILG?

•	ILG is a leading provider of premier vacation experiences with over 40 properties and more than 250,000 owners in its Vistana Signature Experiences and Hyatt Vacation Ownership portfolio. ILG is also our longstanding exchange partner with exchange networks comprising nearly two million members and over 3,200 resorts worldwide.

•	Importantly, ILG shares our dedication to customers and our commitment to creating an unparalleled vacation experience for our Owners, Members and guests.

•	For additional information about ILG, please visit its website at www.ilg.com.

4.	Why are we acquiring ILG? What are the benefits for MVW?

•	This transaction will create a global provider of premier vacation experiences, with significantly enhanced marketing potential and scale to drive sales growth and shareholder value creation.

•	With ILG, we will have approximately 650,000 owners and over 100 vacation properties located around the world.

•	We will also be the global licensee of seven upper-upscale and luxury vacation brands, including Marriott Vacation Club, Grand Residences by Marriott, Ritz-Carlton Destination Club, Sheraton Vacation Club, Westin Vacation Club, St. Regis Residence Club and Hyatt Residence Club.

•	In addition, we will have exclusive access for vacation ownership to the Marriott Rewards, Starwood Preferred Guest and Ritz-Carlton Rewards loyalty programs for our six Marriott vacation ownership brands.

•	Through ILG’s relationship with Hyatt, we will also have rights to develop, market and sell under the Hyatt Vacation Ownership programs, including access to the almost 10 million members of the World of Hyatt loyalty platform.

•	We are confident that this enhanced marketing platform will enable us to drive accelerated sales growth across both MVW and ILG businesses.

•	Additionally, ILG’s exchange networks and resort management business represent profitable revenue streams that will further diversify the Company’s revenue profile and expand its margins.

•	We are pleased that the stakeholders of both companies, including MVW’s valued associates, will have the opportunity to participate in the potential of this combination.

5.	What are the terms of the transaction?

•	MVW will acquire all of the outstanding shares of ILG in a cash and stock transaction with an implied equity value of approximately $4.7 billion.

•	ILG shareholders will receive $14.75 in cash and 0.165 shares of MVW common stock for each ILG share.

© Copyright 2018, Marriott Vacations Worldwide Corporation. All rights reserved. MARRIOTT VACATIONS WORLDWIDE CONFIDENTIAL AND PROPRIETARY INFORMATION. The contents of this material are confidential and proprietary to Marriott Vacations Worldwide Corporation and may not be reproduced, disclosed, distributed or used without the express permission of an authorized representative of Marriott Vacations Worldwide. Any other use is expressly prohibited.

6.	Where will the combined company be headquartered? Who will lead it?

•	Following the close of the transaction, we will continue to be headquartered in Orlando.

•	Upon the completion of the transaction, Steve Weisz will continue to lead our company as President and Chief Executive Officer, and John Geller will remain in his role as Chief Financial and Administrative Officer.

•	Our Board will expand from eight to 10 directors to include two current members of the ILG Board, with Bill Shaw continuing to serve as Chairman of the MVW Board.

•	Many other important decisions will be made as the integration planning commences. Stay tuned for updates throughout the process.

•	Until the transaction closes, MVW and ILG remain separate companies and it is business as usual.

7.	How will this impact our Owners, Members and guests?

•	This transaction will bring together two industry-leading partners with properties in some of the most highly demanded vacation destinations, including popular vacation locations in Mexico and the Caribbean.

•	Together, MVW and ILG will have over 100 vacation properties located all over the world and will be the global licensee of seven upper-upscale and luxury vacation brands, including Marriott Vacation Club, Grand Residences by Marriott, Ritz- Carlton Destination Club, Sheraton Vacation Club, Westin Vacation Club, St. Regis Residence Club and Hyatt Residence Club.

•	With additional high-quality properties and premier exchange networks, we remain committed to providing the same high level of service and will continue to strive to further improve our offerings and find ways to serve our Owners and guests even better in the future.

•	That said, please note that we have just announced this transaction today, and for now, there will be no changes in MVW’s programs or products.

•	Of course, MVW and Vistana owners will also continue to have access for vacation ownership to the Marriott Rewards, Starwood Preferred Guest and Ritz-Carlton Rewards loyalty programs, which are expected to be combined into a single loyalty program later in early 2019.

•	You should NOT speculate about the transaction, including any potential impacts to our current product offerings.

8.	When will the transaction be completed?

•	We expect that the transaction will close in the second half of 2018, subject to regulatory approvals and approval by shareholders of both MVW and ILG.

9.	What can associates expect in the interim?

•	We expect that today’s announcement will have no impact on day-to-day operations. Until the transaction is completed, it will be business as usual at MVW.

•	Plans for the combination of MVW and ILG are already being developed, and we will keep you informed of important developments as we move through this process.

•	We will continue to communicate developments regarding the transaction as we move through the process.

10.	What are the plans to integrate the two companies?

•	Plans for the combination of MVW and ILG are already being developed, and we will keep you informed of important developments as we move through this process.

11.	Will there be any layoffs as a result of the transaction? Will there be any changes in staffing as a result of this transaction?

•	This transaction is in large part about growth. Our businesses are highly complementary and there are strong teams at both companies.

© Copyright 2018, Marriott Vacations Worldwide Corporation. All rights reserved. MARRIOTT VACATIONS WORLDWIDE CONFIDENTIAL AND PROPRIETARY INFORMATION. The contents of this material are confidential and proprietary to Marriott Vacations Worldwide Corporation and may not be reproduced, disclosed, distributed or used without the express permission of an authorized representative of Marriott Vacations Worldwide. Any other use is expressly prohibited.

•	While there may be some overlap at the corporate and regional level, we will primarily look to address our combined workforce through natural attrition. Overall, we expect there will be exciting opportunities for associates of both companies as part of a larger, more diversified organization.

•	In the course of the integration-planning work, decisions will be made concerning organizational structure and design for the combined company. As decisions are made, we will continue to communicate with you.

•	Until the transaction is completed, we remain separate companies, and it will be business as usual at MVW.

12.	Will there be any changes to associate compensation or benefits?

•	Until the transaction closes, MVW and ILG will continue to operate as separate, independent businesses, and there will be no changes to benefits or compensation.

•	Further work will be undertaken to define the combined company’s benefits and compensation programs, but no decisions have been made regarding benefits or compensation following the close of the transaction.

13.	What should I say if an Owner or guest asks about this transaction?

•	You should tell them that this transaction is about bringing together two industry-leading partners with access to properties in some of the most highly demanded vacation destinations, including popular vacation locations in Mexico and the Caribbean.

•	Together, MVW and ILG will have over 100 vacation properties located all over the world and will be the global licensee of seven upper-upscale and luxury vacation brands, including Marriott Vacation Club, Grand Residences by Marriott, Ritz-Carlton Destination Club, Sheraton Vacation Club, Westin Vacation Club, St. Regis Residence Club and Hyatt Residence Club.

•	With additional high-quality properties and premier exchange networks, we remain committed to providing the same high level of service and will continue to strive to further improve our offerings and find ways to serve our owners, members and guests even better in the future.

•	That said, please note that we have just announced this transaction today, and for now, there will be no changes in MVW’s programs or products.

•	Of course, MVW and Vistana owners will also continue to have access to the Marriott Rewards, Starwood Preferred Guest and Ritz-Carlton Rewards loyalty programs, which are expected to be combined into a single loyalty program in early 2019.

•	You should NOT speculate about the transaction, including any potential impacts to our current product offerings.

14.	Who can I contact if I have more questions?

•	As we move through this process, we will do our best to keep you informed.

•	If you have any questions, please do not hesitate to reach out to your manager.

© Copyright 2018, Marriott Vacations Worldwide Corporation. All rights reserved. MARRIOTT VACATIONS WORLDWIDE CONFIDENTIAL AND PROPRIETARY INFORMATION. The contents of this material are confidential and proprietary to Marriott Vacations Worldwide Corporation and may not be reproduced, disclosed, distributed or used without the express permission of an authorized representative of Marriott Vacations Worldwide. Any other use is expressly prohibited.

Guidelines for Interacting with ILG Associates

•	There should be no coordination of competitive conduct between the two companies.

•	MVW’s associates should not attempt to influence ILG business decisions, and vice versa.

•	No activities or communications should imply that the transaction is completed.

•	Both MVW and ILG must continue to operate as entirely separate companies until the transaction is consummated.

•	All decisions concerning the pre-closing conduct of ILG’s business must be made independently by ILG personnel.

•	Actual implementation of any integration initiatives affecting ILG’s operations must be deferred until after the close of the transaction unless approved by its legal team.

Dos and Don’ts
•	MVW and ILG will remain separate companies until closing.

•	Thus, MVW may not coordinate or integrate its business with ILG, or otherwise state that (or act as though) it has already combined with ILG prior to closing.

•	Do not attempt to or in fact control, dictate, or influence ILG’s business decisions prior to closing (including by influencing ILG to sell certain assets, pursue specific customers, or charge certain prices). For example, do not:

•	Tell ILG not to launch a specific product or develop a particular resort.

•	Suggest that ILG change its sales strategy at a particular office—e.g., “stop using off property sales in Orlando.”

•	Do continue to exercise your own unilateral business judgment and act in your own independent best interest before closing.

•	Do continue to solicit customers and pursue new business opportunities independently of ILG; do not coordinate such activities.

•	Do jointly plan for consolidation. For example, MVW and ILG can establish joint integration teams that will plan for the integration of the companies.

•	Do not implement integration plans prior to closing; all integration plans must be conditioned on the deal actually closing. For example, do not:

•	Implement joint product development teams or co-mingle personnel prior to closing.
•	Discussions at integration planning meetings should focus on integrating the companies in the future rather than on current, day-to-day operations and decisions of the companies.

•	Most communications and information exchanges during integration planning, such as those regarding HR, back-office functions and IT operations, do not raise antitrust concerns.

•	However, do not exchange “competitively sensitive information” such as pricing, procurement, competition, and strategic planning with regard to areas where the parties compete with each other prior to closing unless a clean team process is used. For example, do not exchange:

•	Forward looking pricing strategy for a specific VO sales office.

•	Rates for specific types of rooms at a specific property or VPG targets for a specific points offering.

•	Forward looking product launch strategies (e.g., roll out strategy and timing and granular non-public details of a new points product with specific attributes and pricing structure applied to a specific set of resorts).

•	Do have counsel attend integration planning meetings where competitively sensitive information may be discussed; alternatively, counsel should review and approve the meeting agenda prior to the meeting.

•	Do not exchange documents containing competitively-sensitive information without review and approval by counsel and the establishment of appropriate clean team procedures.

•	Any information exchanged during the integration planning process should be used solely for integration planning and should not be shared outside the integration planning group.

© Copyright 2018, Marriott Vacations Worldwide Corporation. All rights reserved. MARRIOTT VACATIONS WORLDWIDE CONFIDENTIAL AND PROPRIETARY INFORMATION. The contents of this material are confidential and proprietary to Marriott Vacations Worldwide Corporation and may not be reproduced, disclosed, distributed or used without the express permission of an authorized representative of Marriott Vacations Worldwide. Any other use is expressly prohibited.

Cautionary Statement Regarding Forward Looking Statements

Information included or incorporated by reference in this communication, and information which may be contained in other filings with the Securities and Exchange Commission (the “SEC”) and press releases or other public statements, contains or may contain “forward-looking” statements, as that term is defined in the Private Securities Litigation Reform Act of 1995 or by the SEC in its rules, regulations and releases. These forward-looking statements include, among other things, statements of plans, objectives, expectations (financial or otherwise) or intentions.

Forward-looking statements are any statements other than statements of historical fact, including statements regarding ILG’s and MVW’s expectations, beliefs, hopes, intentions or strategies regarding the future. Among other things, these forward-looking statements may include statements regarding the proposed combination of ILG and MVW; our beliefs relating to value creation as a result of a potential combination with ILG; the expected timetable for completing the transactions; benefits and synergies of the transactions; future opportunities for the combined company; and any other statements regarding ILG’s and MVW’s future beliefs, expectations, plans, intentions, financial condition or performance. In some cases, forward-looking statements can be identified by the use of words such `as “may,” “will,” “expects,” “should,” “believes,” “plans,” “anticipates,” “estimates,” “predicts,” “potential,” “continue,” or other words of similar meaning.

Forward-looking st’atements are subject to risks and uncertainties that could cause actual results to differ materially from those discussed in, or implied by, the forward-looking statements. Factors that might cause such a difference include, but are not limited to, general economic conditions, our financial and business prospects, our capital requirements, our financing prospects, our relationships with associates and labor unions, our ability to consummate potential acquisitions or dispositions, our relationships with the holders of licensed marks, and those additional factors disclosed as risks in other reports filed by us with the Securities and Exchange Commission, including those described in Part I of our most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K as well as on MVW’s most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K.

Other risks and uncertainties include the timing and likelihood of completion of the proposed transactions between ILG and MVW, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals for the proposed transactions that could reduce anticipated benefits or cause the parties to abandon the transactions; the possibility that ILG’s stockholders may not approve the proposed transactions; the possibility that MVW’s stockholders may not approve the proposed transactions; the possibility that the expected synergies and value creation from the proposed transactions will not be realized or will not be realized within the expected time period; the risk that the businesses of ILG and MVW will not be integrated successfully; disruption from the proposed transactions making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; the ability to retain key personnel; the availability of financing; the possibility that the proposed transactions do not close, including due to the failure to satisfy the closing conditions; as well as more specific risks and uncertainties. You should carefully consider these and other relevant factors, including those risk factors in this communication and other risks and uncertainties that affect the businesses of ILG and MVW described in their respective filings with the SEC, when reviewing any forward-looking statement. These factors are noted for investors as permitted under the Private Securities Litigation Reform Act of 1995. We caution readers that any such statements are based on currently available operational, financial and competitive information, and they should not place undue reliance on these forward-looking statements, which reflect management’s opinion only as of the date on which they were made. Except as required by law, we disclaim any obligation to review or update these forward-looking statements to reflect events or circumstances as they occur.

NO OFFER OR SOLICITATION

This communication is for informational purposes only and is not intended to and does not constitute an offer to buy, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

IMPORTANT INFORMATION AND WHERE TO FIND IT

The proposed transaction involving MVW and ILG will be submitted to ILG’s stockholders and MVW’s stockholders for their consideration. In connection with the proposed transaction, MVW will prepare a registration statement on Form S-4 that will include a joint proxy statement/prospectus for ILG’s stockholders and MVW’s stockholders to be filed with the Securities and Exchange Commission (“SEC”). ILG will mail the joint proxy statement/prospectus to its stockholders, MVW will mail the joint proxy statement/prospectus to its stockholders and ILG and MVW will file other documents regarding the proposed transaction with the SEC. This communication is not intended to be, and is not, a substitute for such filings or for any other document that MVW or ILG may file with the SEC in connection with the proposed transaction. SECURITY HOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The registration statement, the joint proxy statement/prospectus and other relevant materials (if and when they become available) and any other documents filed or furnished by MVW or ILG with the SEC may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus from MVW by going to its investor relations page on its corporate web site at www.marriottvacationsworldwide.com and from ILG by going to its investor relations page on its corporate web site at www.ilg.com.

© Copyright 2018, Marriott Vacations Worldwide Corporation. All rights reserved. MARRIOTT VACATIONS WORLDWIDE CONFIDENTIAL AND PROPRIETARY INFORMATION. The contents of this material are confidential and proprietary to Marriott Vacations Worldwide Corporation and may not be reproduced, disclosed, distributed or used without the express permission of an authorized representative of Marriott Vacations Worldwide. Any other use is expressly prohibited.

PARTICIPANTS IN THE SOLICITATION

MVW, ILG, their respective directors and certain of their respective executive officers and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about MVW directors and executive officers is set forth in its Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 27, 2018, and in its definitive proxy statement filed with the SEC on April 3, 2018, and information about ILG’s directors and executive officers is set forth in its Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on March 1, 2018 and in its definitive proxy statement filed with the SEC on April 3, 2017. These documents are available free of charge from the sources indicated above, and from MVW by going to its investor relations page on its corporate web site at www.marriottvacationsworldwide.com and from ILG by going to its investor relations page on its corporate web site at www.ilg.com. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction will be included in the registration statement, the joint proxy statement/prospectus and other relevant materials MVW and ILG file with the SEC.

© Copyright 2018, Marriott Vacations Worldwide Corporation. All rights reserved. MARRIOTT VACATIONS WORLDWIDE CONFIDENTIAL AND PROPRIETARY INFORMATION. The contents of this material are confidential and proprietary to Marriott Vacations Worldwide Corporation and may not be reproduced, disclosed, distributed or used without the express permission of an authorized representative of Marriott Vacations Worldwide. Any other use is expressly prohibited.